February 11, 2014

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. William H. Thompson
Ms. Yolanda Goubadia

Re:

Bio-Matrix Scientific Group, Inc.

Amendment No. 5 to Form 10-K for Fiscal Year Ended September 30, 2012

Filed December 27, 2013

Response dated December 27, 2013

File No. 0-32201

Dear Mr. Thompson and Ms. Goubadia:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 14, 2013 (the “Comment Letter”) received February 10, 2014 relating to the abovementioned Exchange Act filing made by Bio-Matrix Scientific Group, Inc. (The "Company").

On behalf of the Company, we respond as set forth below. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.	The auditor in question no longer practices before the Commission and is unable to modify his report. AU 508.8 requires that the audit report include “A statement that the financial statements identified in the report were audited”. The balance sheet, which is identified in the report, includes all sums identified in the Statement of Shareholder’s Equity. It can be assumed that all the numbers included in the Statement of Shareholders’ Equity have been audited, the procedures for which include auditing back to inception.
2.	The report by Seale and Beers, CPAs has been revised to include the following statement:

“As discussed in Note 15 to the financial statements, the 2012 financial statements have been restated to correct a misstatement.”

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & CEO